Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-216891

Prospectus Supplement No. 11

(To Prospectus dated May 17, 2017)

ENERGY RESOURCES 12, L.P.

An Offering of Common Units of Limited Partnership Interest

Minimum Offering: 1,315,790 Common Units

Maximum Offering: 17,631,579 Common Units

This Prospectus Supplement No. 11 supplements and amends the prospectus dated May 17, 2017, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus, this Prospectus Supplement No. 11, Prospectus Supplement No. 10 and Prospectus Supplement No. 9 (which is cumulative and replaces all prior supplements).

This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 11 updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement No. 11 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, Prospectus Supplement No. 10 and Prospectus Supplement No. 9.

You should rely only on the information contained in this Prospectus Supplement No. 11, Prospectus Supplement No. 10, Prospectus Supplement No. 9 and the Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where offer or sale is not permitted. You should assume that the information appearing in the Prospectus is accurate only as of the date on the front cover of this Prospectus Supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as updated on page S-5 in Prospectus Supplement No. 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 11 or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 1, 2019.

STATUS OF THE OFFERING

On February 21, 2019, the Partnership closed on the issuance of approximately 0.2 million additional common units through its ongoing best-efforts offering, representing gross proceeds to the Partnership of approximately $4.4 million and proceeds net of selling and marketing expenses of approximately $4.2 million. As of February 21, 2019, the Partnership had completed the sale of a total of approximately 8.3 million common units for total gross proceeds of approximately $164.0 million and proceeds net of selling and marketing expenses of $154.2 million. As of February 21, 2019, approximately 9.3 million common units remain unsold. The Partnership is continuing the offering at $20.00 per common unit in accordance with the Prospectus.

Under the terms of the Prospectus, the offering was set to expire upon the sooner of (1) the date all common units had been sold or (2) May 17, 2019, unless the offering was extended by the General Partner. In February 2019, the General Partner extended the offering for six additional months, as provided by the Prospectus. As a result, the best-efforts offering will continue until all common units offered under the Prospectus have been sold or until November 18, 2019, whichever occurs sooner.